UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Stewart Enterprises, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

         860370-10-5

(CUSIP Number)

                          December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860370-10-5

1.	Name of Reporting Person Frank B. Stewart, Jr. I.R.S. Identification No. of Above Person (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization		United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power	6,758,444 shares - Class A 3,555,020 shares - Class B (convertible into equal number of Class A)
	6.	Shared Voting Power	442,350 shares - Class A
	7.	Sole Dispositive Power	6,785,750 shares - Class A 3,555,020 shares - Class B (convertible into equal number of Class A)
	8.	Shared Dispositive Power	442,350 shares - Class A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,228,100 shares - Class A 3,555,020 shares - Class B
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		N/A
11.	Percent of Class Represented by Amount in Row (9)		6.9% - Class A 100.0% - Class B
12.	Type of Reporting Person (See Instructions)		IN

Item 1(a).     Name of Issuer:

                                            Stewart Enterprises, Inc.

Item 1(b).     Address of Issuer=s Principal Executive Offices:

                                            110 Veterans Memorial Boulevard

                                            Metairie, Louisiana 70005

Item 2(a).     Name of Person Filing:

                                            Frank B. Stewart, Jr.

Item 2(b).     Address of Principal Business Office:

                                            110 Veterans Memorial Boulevard

                                            Metairie, Louisiana 70005

Item 2(c).     Citizenship:

                                            United States

Item 2(d).     Title of Class of Securities:

                                            Class A Common Stock, no par value and

     Class B Common Stock, no par value

Item 2(e).     CUSIP Number:

                                            860370-10-5

Item 3.        If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]      Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)     [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)     [ ]      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)     [ ]      An investment adviser in accordance with  § 240.13d-1(b)(1)(ii)(E);

 (f)     [ ]       An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)     [ ]      A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)     [ ]     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     [ ]      A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     [ ]      Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.         Ownership:

(a) Amount Beneficially Owned	7,228,100 shares - Class A
3,555,020 shares - Class B

(b) Percent of Class	6.9% - Class A
100.0% - Class B
(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote	6,758,444 shares - Class A
3,555,020 shares - Class B

(ii) shared power to vote or to direct the vote	442,350 shares - Class A

(iii) sole power to dispose or direct the disposition of	6,785,750 shares - Class A
3,555,020 shares - Class B

(iv) shared power to dispose or to direct the disposition of	442,350 shares - Class A

Item 5.        Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

The Frank B. Stewart, Jr. Foundation (a non-profit corporation) has the right to receive dividends from, and proceeds from the sale of, 442,350 shares owned by it with respect to which Mr. Stewart shares voting and investment power.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                                Not applicable.

Item 8.         Identification and Classification of Members of the Group:

                                Not applicable.

Item 9.         Notice of Dissolution of Group:

                                Not applicable.

Item 10.       Certifications:

                                Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/09/2004 Date	/s/ Frank B. Stewart, Jr. Frank B. Stewart, Jr.